

February 10, 2014

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re:** **Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed April 16, 2013**
> **Response Letter dated January 16, 2014**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your response letter as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1. Within the table outlining the effects of the restatement beginning on page three of your response, you indicate that only a portion of total turnkey drilling revenues will be eliminated as a result of the restatement, and that for the year ended December 31, 2012 and for the nine months ended September 30, 2013, the 'As Restated' amount of turnkey drilling revenues will be $792,330 and $899,604, respectively.

We further note your proposed revenue recognition policy disclosure which states "Royale Energy earns a portion of its revenues from turnkey drilling agreement arrangements whereby Royale Energy charges participants a fee for services of drilling the well, administration and oversight…Royale Energy recognizes revenue from a turnkey drilling agreement upon completion of services using the percentage of completion contract method on a completed well by well basis and provided that there are no continuing obligations to perform under the turnkey drilling agreement."

As discussed in our phone conversation on January 8, 2014, the activities associated with your turnkey drilling agreements should not be regarded as a separate earnings process; but rather, as a pooling of assets in a joint undertaking, whereas proceeds from investors in your drilling programs are reported initially as a deferred liability, then reduced as costs to complete your obligations are incurred, with any excess upon completion booked against your property account to reduce any basis in your own interests.

Therefore, please ensure that the amounts you indicate would be reported as 'Turnkey Drilling' revenues represent funds received from turnkey drilling partners in excess of all costs you incur on the drilling programs (e.g., lease acquisition, exploration and development cost), including costs incurred on behalf of investors and costs incurred for your own account; and are recognized only upon making this determination after your obligations have been fulfilled. In addition, any amounts that meet this criteria should be reported as gains on turnkey drilling programs, or a similarly titled caption, rather than turnkey drilling revenues, as this term is inconsistent with the accounting prescribed.

Please revise your revenue recognition accounting policy disclosure to replace your discussion of revenues earned under your turnkey drilling arrangements, including your reference to services provided and the percentage of completion contract method, with a discussion of the accounting required for a pooling of assets in a joint undertaking under the successful efforts methodology, as outlined above.

Please submit the revisions that you propose to resolve these concerns; also the disclosure that is necessary to clarify the status of your drilling programs at each balance sheet date, including quantification of the deferred liability, disposition of funds booked against your property account upon completing your obligations, and any excess recognized in the Statements of Operations each period. If you require further clarification or guidance, please contact us by telephone in the course of formulating your reply.

2.   Please submit the error correction disclosures necessary to comply with the successful efforts method of accounting for your drilling programs, also the revisions you will make to your segment information, relating to amounts previously segregated for turnkey drilling arrangements. Please ensure that your error correction disclosures address the extent to which you are also adjusting for periods that precede the earliest date covered by your financial statements, and explain how this amount and the other figures have been calculated. If you plan to continue reporting drilling programs in a separate

segment, tell us how the activity would be differentiated from your oil and gas producing and exploration segment and submit the accompanying tables and narratives.

Closing Comments

You may contact Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Mr. Lee Polson